October 25, 2011
VIA EDGAR AND EMAIL
John Reynolds
Jay Williamson
David Link
Office of Mergers and Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
100 F. St., N.E.
Washington, D.C. 20549-3628

Re:	Temple-Inland Inc. Schedule 14A, filed September 23, 2011 (File No.: 001- 08634) (the “Preliminary Proxy Statement”)
Dear Messrs. Reynolds, Williamson and Link:
     On behalf of our client, Temple-Inland Inc., a Delaware corporation (the “Company”), set forth below are responses to the comments of the Staff of the Office of Mergers & Acquisitions, Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC” or the “Commission”) that were set forth in the Staff’s letter, dated October 20, 2011, with respect to the Preliminary Proxy Statement. In connection with this letter responding to the Staff’s comments, the Company is filing Amendment No. 1 to the Preliminary Proxy Statement (“Amendment No. 1”), and is enclosing six courtesy copies of such Amendment No. 1 marked to

John Reynolds
Jay Williamson
David Link
Office of Mergers and Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
October 25, 2011

show changes from the Preliminary Proxy Statement as filed on September 23, 2011. For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold followed in each case by the response. Page references, where provided (unless otherwise indicated), are to Amendment No. 1.
The Merger, page 19
Background of the Merger, page 19
1.	We note revenues and net income/loss before taxes at your Building Products segment has declined from $806 million and $8 million in 2007 to $646 million and a net loss of $19 million for the year ended January 1, 2011. In your Form 10-K you note that pricing and demand for your building products is impacted by conditions in the housing industry which declined in late 2007. Currently it is unclear how you considered the decline in your Building Products segment’s operating results and the cyclical nature of the housing industry in evaluating both the decision to enter into the agreement with International Paper and the fairness of the consideration offered. Please revise the disclosure throughout this section to address or advise why no revision is necessary.
Response: The Company acknowledges the Staff’s comment and in response has provided additional disclosure beginning on page 2 and beginning on page 23.
2.	We note the disclosures in your Exchange Act filings, including your Form 10-K about your Box Plant Transformation II. Please revise this section to address, if material, how the board considered the status of this initiative and the estimated costs savings in evaluating both the decision to enter into the agreement with International Paper and the fairness of the consideration offered.
Response: The Company acknowledges the Staff’s comment and in response has revised the disclosure on page 25.
3.	We note the references in this section to the Bogalusa incident and the Tepper litigation. In an appropriate location, please revise to briefly characterize the incident and claims for readers and address how they factored into the due diligence process, the negotiations between the parties, and how the Merger Agreement addresses them. Also, please discuss, as applicable, how these impacted the board’s decisions to enter into a transaction and its fairness conclusion. We note your disclosure in your document on page 22 and elsewhere regarding these incidents.
Response: The Company acknowledges the Staff’s comment and in response has revised the disclosure on pages 21 through 23 and on page 24.

John Reynolds
Jay Williamson
David Link
Office of Mergers and Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
October 25, 2011

4.	We note you characterize International Paper’s prior $30.60 offer in May-July 2011 as “severely” or “grossly” undervalued but accepted an offer in September for $32.00. Please revise to address, in greater detail, your reason(s) for concluding the offer is fair, including any intervening events that factored into your conclusion, given the manner in which you characterized the prior offer. Please note we are seeking additional disclosure of the business, economic, and financial considerations that lead you to conclude that the prior offer was “grossly” inadequate but the current offer is fair.
Response: The Company acknowledges the Staff’s comment and in response has revised the disclosure on pages 3 and 24.
5.	We note the reference on page 20 to “conducting due diligence with respect to certain specified matters.” Please clarify what these matters are and how they were addressed, including how they were addressed in the merger agreement.
Response: The Company acknowledges the Staff’s comment and in response has revised the disclosure on pages 21 through 23.
6.	Please revise to address whether you contacted, or were contacted by, any other potential acquirers after May 17, 2011. Also, please address how the board considered the necessity of doing a market check and the non-solicitation provisions in the merger agreement, in greater detail.
Response: The Company acknowledges the Staff’s comment and in response has revised the disclosure on pages 21 and 25.
Reasons for the Merger; Recommendation of the Temple-Inland Board, page 21
7.	Please expand the first bullet point on page 23 to discuss, in greater detail, the degree to which you considered various strategic alternatives.
Response: The Company acknowledges the Staff’s comment and in response has revised the disclosure on page 25.
Opinion of Goldman Sachs, page 24
8.	We note the references on page 24 to the “internal financial analyses and forecasts” prepared by your management that were approved for Goldman Sachs’ use. In an appropriate location, please disclose the material analyses and forecasts and any material assumptions made by management in generating them to the extent they were used by Goldman Sachs in its analyses.
Response: The Company acknowledges the Staff’s comment and in response has provided

John Reynolds
Jay Williamson
David Link
Office of Mergers and Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
October 25, 2011

additional disclosure beginning on page 32.
9.	We note that Goldman Sachs uses estimated EBITDA and EPS figures based on data provided from Institutional Brokers Estimate System. Please disclose the actual estimates provided by IBES for both figures and for all applicable periods.
Response: The Company acknowledges the Staff’s comment and in response has provided additional disclosure on pages 28 and 30.
10.	Also, please clarify whether, and if so how, Goldman Sachs considered or adjusted for the Building Products segment in its analysis.
Response: The Company acknowledges the Staff’s comment but respectfully advises the Staff that the Company’s Building Products segment was considered along with the Company’s Corrugated Packaging segment in all of Goldman Sachs’ analyses as two of the Company’s material business segments. The Company’s Building Products segment was specifically considered in Goldman Sachs’ Illustrative Discounted Cash Flow Analysis as disclosed on page 29 and this analysis flows through other analyses, including Goldman Sachs’ Illustrative Present Value of Future Share Price and Total Return to Shareholders Analysis. Other than fully incorporating estimated EBITDA for the Company’s Building Products segment in its analyses, Goldman Sachs did not adjust for the Building Products segment.
11.	We note Goldman Sachs’ Analysis at Transaction Price and Selected Transactions Analysis. Please revise to disclose the criteria used to select the comparable companies and transactions, the bases underlying the criteria used, and any exclusions or adjustments made to the lists or data. In this respect, for example, it is unclear why companies such as Boise, Domtar, Graphic Packaging, and Meadwestvaco are excluded from the Analysis at Transaction Price.
Response: The Company acknowledges the Staff’s comment and in response has provided additional disclosure on pages 30 and 31 to clarify Goldman Sachs’ criteria used to select comparable companies and transactions. Other companies such as Boise, Domtar, Graphic Packaging and MeadWestvaco were not included in Goldman Sachs’ Analysis at Transaction Price and Selected Transactions Analysis because these companies either have no exposure or limited exposure to the containerboard and corrugated markets.
12.	Please explain why the Illustrative Leveraged Buyout Analysis uses an assumed purchase price of $30.60 per share.
Response: The Company respectfully advises the Staff that Goldman Sachs performed an Illustrative Leveraged Buyout Analysis based on a range of per share prices of $30.60 to $40.00. The per share price

John Reynolds
Jay Williamson
David Link
Office of Mergers and Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
October 25, 2011

set forth in the merger agreement of $32.00 is captured in the analysis within the range of prices Goldman Sachs utilized in its Illustrative Leveraged Buyout Analysis. In response to the Staff’s comment and to avoid confusing the Company’s stockholders, the Company has revised the disclosure beginning on page 29 to eliminate the reference to $30.60.
13.	Please revise to include your discussion of Goldman Sachs’ fees and services under an appropriately captioned section which highlights any conflicts associated with the contingent fee arrangement referred to on page 29.
Response: The Company acknowledges the Staff’s comment and in response has revised the disclosure on page 32 to disclose the amount and percentage of the Goldman Sachs fee that is contingent upon consummation of the merger and the fee payable to Goldman Sachs in the event a sale of the Company does not occur within 12 months of the date of the engagement letter. Given the fact that $20 million, or approximately 87 percent of the Goldman Sachs fee is payable whether or not the merger is consummated, the Company respectfully submits that it does not believe the portion of the fee that is contingent on the completion of a transaction results in any meaningful conflict or that a discussion of any perceived conflict of interest would be appropriate and that it believes the Company’s revised disclosure will provide shareholders sufficient information to reach their own conclusions regarding any perceived conflict.
14.	Also, please revise to address Goldman Sachs’ conflict in greater detail and with greater clarity. In this respect, please explicitly state the potential conflicts arising from contingent compensation arrangements and the percentage of total compensation that is contingent.
Response: Please refer to the Company’s response to the Staff’s comment 14 above.
Merger Financing, page 29
15.	Please provide additional detail about the conditions to UBS and the Additional Banks’ obligations to make the loans referred to in this section. In this regard it is unclear how the agreements define the “absence of a material adverse effect” and what other representations and warranties must be true at closing.
Response: The Company acknowledges the Staff’s comment but respectfully advises the Staff that it does not believe that details about UBS and the Additional Banks’ obligations are material to investors because the obligations of International Paper under the merger agreement are not conditioned upon International Paper’s receipt of the proceeds of this financing or any other financing arrangement. However, in response to the Staff’s comment, the Company has provided additional disclosure on pages 34 and 35.

John Reynolds
Jay Williamson
David Link
Office of Mergers and Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
October 25, 2011

16.	We are unable to locate the July 7, 2011 commitment letter with UBS Loan Finance LLC referred to on page 29 in your Annex or International Paper’s EDGAR filings. Please advise or provide us a copy of the commitment letter.
Response: The Company acknowledges the Staff’s comment and in response has included a specific reference to the filing of the July 7, 2011 commitment letter on page 34. This commitment letter was filed as Exhibit (b)(1) to the Schedule TO-T filed by International Paper on July 12, 2011.
The Merger Agreement, page 38
17.	We note your statement on page 40 that “[i]nvestors are not third-party beneficiaries under the merger agreement and should not rely on the representations, warranties and covenants or any descriptions therefore as characterizations of the actual state of facts or condition of Temple-Inland, [or International Paper] ...” Please note that shareholders and investors are entitled to rely upon disclosure in your filings, including disclosure regarding representations and warranties contained in a merger agreement. Please revise the disclaimers in the paragraph accordingly and consider whether additional specific disclosure of material information regarding material contractual provisions are required to make the statements included in the disclosure document not misleading.
Response: The Company acknowledges the Staff’s comment and in response has modified the disclosure located on page 45. The revisions to the disclosure on page 45 are intended to remove any implication that the merger agreement or the representations, warranties and covenants contained in the merger agreement may not be relied upon by investors. The Company also advises the Staff that it has carefully considered whether any additional specific disclosures of material information regarding material contractual provisions of the merger agreement are required to make the statements included in the disclosure document not misleading, and has determined that no such additional specific disclosures are required.
Annexes
Annex A
18.	We note the reference in your Merger Agreement to the “Company Disclosure Letter.” Please include a list briefly identifying the contents of all omitted schedules, together with an agreement to furnish supplementally a copy of any omitted schedule to the Commission upon request.
Response: The Company acknowledges the Staff’s comment and in response has re-filed the Merger Agreement as Annex A of the proxy statement with a list of all omitted schedules and

John Reynolds
Jay Williamson
David Link
Office of Mergers and Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
October 25, 2011

has included the disclosure below the Table of Contents which contains an agreement to furnish the Staff supplementally with a copy of any omitted schedule upon request.
*   *   *
     The Company has authorized us to advise the Staff that it acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	the Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Should you have any questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (212) 403-1378.

Very truly yours, /s/ Benjamin M. Roth Benjamin M. Roth

Cc:	Daniel A. Neff, Esq. Wachtell, Lipton, Rosen & Katz C. Morris Davis, Esq. General Counsel Temple-Inland Inc. Grant Adamson, Esq. Chief Governance Officer Temple-Inland Inc.